Exhibit 99.1

Hollysys Automation Technologies Ltd.

Hollysys Automation Technologies Announces to Pay a Regular Annual Dividend of 2016

BEIJING, Sep. 26, 2016 /PRNewswire/ -- Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that the Board of Directors of Hollysys has declared a regular annual dividend of $0.20 per ordinary share for 2016. The dividend is payable on or about November 11, 2016 to shareholders of record at the close of business on October 26, 2016.

The Board of Directors of Hollsysy has full discretion to decide whether to pay a cash dividend and the amount of cash dividend based on the Company’s business, financial condition, results of operations, capital requirements, investment opportunities and other factors.

Hollysys' management said: “We are pleased with Hollysys’ business development over the past few years. Our strong financial position allows us to return value to shareholders through paying regular cash dividend. We greatly appreciate the support of Hollysys’ shareholders and are very glad to be able to reward their support with paying them the cash dividend, which we believe is a prudent use of cash. In future, our Board of Directors will continue to evaluate Hollysys’ ongoing financial and operational performance in determining the amount and timing of future dividends to ensure they are strategically aligned to enhance shareholder value."

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 6,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Supervisory Control and Data Acquisition), nuclear power plant automation and control system and other products.

Hollysys Automation Technologies Ltd.	Page 2
Sep 26, 2016

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+86-10-5898-1386

investors@hollysys.com